# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock Income Securities Trust, CIK 0000759866
CUSIP: 410123103
Title of class of securities: Closed End Mutual Fund
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-001349
Filed by CIK 0001436866

## Reporting persons
- 1607 Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,160,052; shared voting power 0; sole dispositive power 1,160,052; shared dispositive power 0; aggregate amount beneficially owned 1,160,052 (9.96% of the class)
- Asset Management Committee of Dominion Energy, Inc.: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 889,263 (7.64% of the class)

## Item 1. Issuer
Name of issuer: John Hancock Income Securities Trust
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing:
1607 Capital Partners, LLC

Asset Management Committee of Dominion Energy, Inc.
Address of principal business office or, if none, residence:
13 S. 13th Street, Suite 400, Richmond, Virginia 23219

120 Tredegar St. R4, Richmond, VA 23219
Citizenship: Please refer to Item 4 on each cover sheet for each filing person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
1607 Capital Partners, LLC (1607), an investment adviser, is the beneficial owner of the shares shown based on having sole voting power and sole power to dispose of these shares under all its client investment management agreements (IMAs). The Asset Management Committee of Dominion Energy, Inc. (Dominion) is a client of 1607 Capital Partners, LLC and is the beneficial owner of the shares shown solely due to being able to terminate its IMA with 1607 without cause or condition on less than sixty days written notice. Dominion has no authority under its IMA to either vote or dispose of the shares shown. The calculations in 4(c)(i) and (iii) reflect that under the Dominion IMA, 1607 has sole current authority, and Dominion has no current authority, to vote and dispose of the shares for which Dominion is deemed to have beneficial ownership due to its less than 60 day termination right.

1607 Capital Partners, LLC - 1,160,052

Asset Management Committee of Dominion Energy, Inc. - 889,263
Percent of class:
1607 Capital Partners, LLC - 9.96%

Asset Management Committee of Dominion Energy, Inc. - 7.64%
Sole power to vote or to direct the vote:
1607 Capital Partners, LLC - 1,160,052

Asset Management Committee of Dominion Energy, Inc. - 0
Shared power to vote or to direct the vote:
1607 Capital Partners, LLC - 0

Asset Management Committee of Dominion Energy, Inc. - 0
Sole power to dispose or to direct the disposition:
1607 Capital Partners, LLC - 1,160,052

Asset Management Committee of Dominion Energy, Inc. - 0
Shared power to dispose or to direct the disposition:
1607 Capital Partners, LLC - 0

Asset Management Committee of Dominion Energy, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the shares listed for 1607, the 1607 clients who hold such shares in their investment advisory accounts managed by 1607 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those shares. With respect to the shares listed for Dominion, no person other than Dominion has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that allsubsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additionaljoint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completenessand accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the informationconcerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

Date: February 13, 2026

1607 Capital Partners, LLC
By:
/s/ Kevin Rutherford
Name:
Kevin Rutherford
Title:
Chief Compliance Officer

Asset Management Committee of Dominion Energy, Inc.
*This Reporting Person disclaims beneficial ownership in the securities reported herein, except to the extent of its pecuniary interest therein.
By:
/s/ Nicholas Everett
Name:
Nicholas Everett
Title:
Director of Investments

## Signatures
- 1607 Capital Partners, LLC: Kevin Rutherford, Kevin Rutherford / Chief Compliance Officer (02/13/2026)
- Asset Management Committee of Dominion Energy, Inc.: Nicholas Everett, Nicholas Everett / Director of Investments (02/13/2026)